SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                                 SCHEDULE 13G/A


                               FAMOUS FIXINS, INC.
                   -----------------------------------------
                               (Name of Issuer)



                          COMMON STOCK, PAR VALUE $.001
                   -----------------------------------------
                        (Title of Class of Securities)



                                   307071100
                   -----------------------------------------
                     (CUSIP Number of Class of Securities)

CUSIP NO. 307071100                SCHEDULE 13G        PAGE 2 OF 7

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Jason Bauer
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)   [   ]
                                                                    (B)   [   ]
          Not applicable
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    3,889,747
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   3,889,747
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,889,747
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          25.2%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON
          IN
          ---------------------------------------------------------------------

ITEM 1(a).  NAME OF ISSUER.

           This Schedule 13G/A relates to Famous Fixins, Inc., a New York corporation (the "Company").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           The Company's principal executive offices are located at 250 West 57th Street, Suite 1112, New York, NY 10107.

ITEM 2(a).  NAME OF PERSON FILING.

           This Schedule 13G relates to Jason Bauer.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE.

           The business address of the reporting person is 250 West 57th Street, Suite 1112, New York, NY 10107.

ITEM 2(c).  CITIZENSHIP.

           Jason Bauer is a United States citizen.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES.

           This Schedule 13G/A relates to the Company's common stock, par value $.001 per share.

ITEM 2(e).  CUSIP NUMBER.

           The CUSIP Number for the Company's common stock is 307071100.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ] Broker or dealer registered under Section 15 of the Act,

        (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

        (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

        (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

        (e) [ ] Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940,

        (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund,

        (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G),

        (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

           Not applicable.

ITEM 4.  OWNERSHIP.

        I. The following describes the ownership of common stock by Jason Bauer as of April 3, 2001:

        (a)     Amount beneficially owned:  3,889,747 (1)

        (b)     Percent of class:  25.2%

        (c)     Number of shares as to which such person has:

                        (i)     Sole power to vote or direct the vote:
                                3,889,747

                        (ii)    Shared power to vote or to direct the vote:
                                0

                        (iii) Sole power to dispose or to direct the disposition of: 3,889,747

                        (iv) Shared power to dispose or to direct the disposition of: 0

--------

(1) Represents 2,389,747 shares of common stock held by Jason Bauer, and include: 1,500,000 shares of common stock underlying exercisable stock options. No longer includes 2,409,747 shares of common stock held by Peter Zorich, for which Jason Bauer was previously deemed a beneficial owner due to a voting agreement between Jason Bauer and Peter Zorich, which voting agreement was terminated in March 2001. In March 2001, pursuant to an amended employment agreement effective as of April 3, 2001, Jason Bauer was granted options to purchase up to 1,500,000 shares of common stock, which options are subject to future vesting upon the achievement of certain corporate milestones and are not included as shares beneficially owned as such options have not yet vested.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

ITEM 10.  CERTIFICATION.

           Not applicable.

                                    SIGNATURE

           After reasonable inquiry and to best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  April 4, 2001

                                              /s/  Jason Bauer
                                              --------------------------------
                                              Jason Bauer



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